

March 24, 2016

Via E-mail
James R. Mountain
Chief Financial Officer
ARMOUR Residential REIT, Inc.
3001 Ocean Drive, Suite 201
Vero Beach, Florida 32963

> **Re:** **JAVELIN Mortgage Investment Corp.**
> **Schedule 13E-3/A and Schedule TO-T/A**
> **Filed March 23, 2016 by JMI Acquisition Corporation and ARMOUR**
> **Residential REIT, et al.**
> **File No. 005-87204**

Dear Mr. Mountain:

We have reviewed the above-captioned filing, and have the following comments. In some of our comments, we may ask to be provided with more information so that we may better understand the disclosure.

Please respond to these comments by providing any requested information or advising us when a response will be received. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any response and any amendment filed in response to these comments, we may have additional comments.

Schedule 13E-3

General

1. We note that based on the additional soliciting material filed on December 15, 2015, Wolverine Asset Management, LLC and certain of its affiliates intend to file a preliminary proxy statement and proxy card to solicit votes for the election of six new directors to JAVELIN's Board of Directors at the annual meeting. We also noticed that Lazard specifically acknowledged the actions taken by Wolverine Asset Management in the materials related to its fairness opinion filed as Exhibit 99(C)(3). Given that Wolverine and its affiliates are beneficial owners of approximately 5.1% of the JAVELIN's shares, please revise to indicate whether, and if so, how, the information regarding their intentions impacted your determination to undertake the Rule 13e-3

transaction at this time. Please refer to Item 1013(c) of Regulation M-A and Item 7 of Schedule 13E-3.

Opinion of ARMOUR's Financial Adviser - Lazard Frères & Co. LLC

2. We note that Lazard's fairness analysis was subject to various assumptions, qualifications and limitations. Please revise to describe all material assumptions and limitations applicable to Lazard's fairness opinion.

3. We note that Lazard relied on various financial forecasts and other data relating to the transaction prepared by management of JAVELIN to provide its fairness opinion. Please revise to disclose these management forecasts and any material assumptions and estimates underlying the forecasts.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

*   the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Bryan Pitko, Attorney Advisor, at (202) 551-3203 or me at (202) 551-3444 with any questions regarding our comments.

Sincerely,

/s/ Bryan J. Pitko *for*

Perry Hindin
Special Counsel
Office of Mergers & Acquisitions

cc: Via E-mail

Bradley D. Houser, Esq.
Christina C. Russo, Esq.
Akerman LLP